

SANTEE LABS, LLC
FINANCIAL STATEMENTS
AS OF MARCH 31ST, 2021

Santte Labs LLC
Statement of Cash Flows
January through March 2021

	Jan - Mar 21
OPERATING ACTIVITIES	
Net Income	-280,074.13
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable (A/R)	37,414.78
14000 · Due From:14010 · Luis Sayrols	-8,446.00
14000 · Due From:14040 · STS Food Services LLC	500.00
14000 · Due From:14080 · Sergio Ramos	-2,750.00
Accounts Payable (A/P)	15,599.14
21000 · AMEX CC - 61009	-1,517.94
21500 · Sales Tax Payable	100.27
Net cash provided by Operating Activities	-239,173.88
INVESTING ACTIVITIES	
15000 · Furniture and Equipment	-4,225.89
Net cash provided by Investing Activities	-4,225.89
FINANCING ACTIVITIES	
31000 · LSBIZ LLC - 100%:31020 · Members Equity	249,700.00
Net cash provided by Financing Activities	249,700.00
Net cash increase for period	6,300.23
Cash at beginning of period	262.00
Cash at end of period	**6,562.23**

Profit & Loss
January through March 2021

	Jan - Mar 21
Ordinary Income/Expense	
Income	
41000 · Sales	285,590.16
47000 · Discounts given	-16,781.32
49999 · Sales Tax Reclass	-261.49
Total Income	268,547.35
Cost of Goods Sold	
50000 · Cost of Goods Sold	
50010 · Raw Materials	57,608.77
50020 · Packaging	62,225.46
50030 · Freight and Shipping Costs	19,847.39
50060 · Handling Costs	1,405.38
50099 · Merchant Account Fees	16,261.88
50100 · Subcontracted Services	52,016.20
Total 50000 · Cost of Goods Sold	209,365.08
Total COGS	209,365.08
Gross Profit	59,182.27
Expense	
60000 · Advertising and Promotion	46,756.14
60200 · Automobile Expense	1,507.67
60400 · Bank Service Charges	337.85
60500 · Product Samples Expense	1,074.00
61500 · Security Expense	735.10
61600 · Kitchen Supplies	2,104.72
61700 · Computer and Internet Expenses	1,354.97
61900 · Commission Expense	2,140.00
62000 · Consulting Expense	7,500.00
62100 · Contracted Services	384.00
62500 · Dues and Subscriptions	530.98
63300 · Insurance Expense	3,544.74
64300 · Meals	1,196.63
64900 · Office Supplies	3,176.27
66000 · Payroll Expense	
66100 · Salaries and Wages	68,137.84
66200 · Payroll Taxes	5,620.47
Total 66000 · Payroll Expense	73,758.31
66700 · Professional Fees	35,638.33
67100 · Rent Expense	65,705.37
67200 · Repairs and Maintenance	23,558.56
68100 · Telephone Expense	317.05
68400 · Travel Expense	293.61
68600 · Utilities	8,520.55
68800 · SQF Certification	6,227.50
Total Expense	286,362.35
Net Ordinary Income	-227,180.08
Other Income/Expense	
Other Income	
70100 · Shipping Income	119.87
Total Other Income	119.87
Net Other Income	119.87
Net Income	**-227,060.21**

Santte Labs LLC
Balance Sheet
As of March 31, 2021

	Mar 31, 21
ASSETS	
Current Assets	
Checking/Savings	
10010 · Wells Fargo - Chk (0131)	1,647.26
1040 · Wells Fargo - Chk (4996)	4,914.97
Total Checking/Savings	6,562.23
Accounts Receivable	
Accounts Receivable (A/R)	-49,306.32
Total Accounts Receivable	-49,306.32
Other Current Assets	
14000 · Due From	
14010 · Luis Sayrols	9,066.34
14040 · STS Food Services LLC	-500.00
14050 · Zoraida Navarrete	4,700.00
14060 · Celestina Quiroz	1,500.00
14080 · Sergio Ramos	7,050.00
14090 · Maria Jose	2,000.00
14100 · Ignacio Perez	2,512.08
Total 14000 · Due From	26,328.42
Total Other Current Assets	26,328.42
Total Current Assets	-16,415.67
Fixed Assets	
15000 · Furniture and Equipment	499,279.50
16000 · Leasehold Improvements	85,196.93
17000 · Accumulated Depreciation	-76,804.97
Total Fixed Assets	507,671.46
Other Assets	
Security Deposits	14,062.50
Total Other Assets	14,062.50
TOTAL ASSETS	**505,318.29**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
21000 · AMEX CC - 61009	2,773.87
Total Credit Cards	2,773.87
Other Current Liabilities	
21500 · Sales Tax Payable	265.00
26000 · Due To	
26020 · Due to Luis Sayrols	251,061.42
26050 · Due to Dragon Foods SA de CV	175,000.00
26070 · Due to AOG Investments LLC	68,330.00
26080 · Due to Biltgo LLC	39,400.00
Total 26000 · Due To	533,791.42
27000 · Due to Third Parties	559.64
Total Other Current Liabilities	534,616.06
Total Current Liabilities	537,389.93

Santte Labs LLC
Balance Sheet
As of March 31, 2021

	Mar 31, 21
Long Term Liabilities	
29200 · Loan from	
29210 · Loan from ALB	140,000.00
29220 · Loan from Luis Manuel Gonzalez	125,000.00
29230 · SBA Loan - PPP	31,559.00
29240 · Maria Alicia Lopez	75,000.00
Total 29200 · Loan from	371,559.00
Total Long Term Liabilities	371,559.00
Total Liabilities	908,948.93
Equity	
31000 · LSBIZ LLC - 100%	
31020 · Members Equity	1,404,381.38
Total 31000 · LSBIZ LLC - 100%	1,404,381.38
32000 · Retained Earnings	-1,580,951.81
Net Income	-227,060.21
Total Equity	-403,630.64
TOTAL LIABILITIES & EQUITY	**505,318.29**